Exhibit 99.5

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	August 14, 2015
For Immediate Release	NR#15-05

MAG SILVER REPORTS SECOND QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and six months ended June 30, 2015.  For complete details of the second quarter unaudited Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars (“US$”) unless otherwise specified.

At June 30, 2015, the Company had working capital of $81,680,930 (compared to $19,537,261 at June 30, 2014), including cash of $81,031,463 (compared to $18,161,425 at June 30, 2014).  The Company currently has no debt and has sufficient working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months.  The primary use of cash in the period ended June 30, 2015 was to fund operations.  Advances to Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) combined with MAG’s Juanicipio expenditures on its own account, totaled $989,163 and $3,180,836 during the three and six months ended June 30, 2015 respectively (June 30, 2014: $81,538 and $1,837,444 respectively). The Company also expended $354,488 and $791,518 respectively (June 30, 2014: $397,244 and $754,970 respectively) on its other exploration and evaluation properties, and $235,914 and $344,539 respectively (June 30, 2014: $1,170,687 and $2,545,111 respectively) on the Salamandra earn in option.

The Company’s net loss for the three and six months ended June 30, 2015 amounted to $2,135,799 and $4,671,973 respectively (June 30, 2014: $2,057,075 and $3,150,237), or $0.03/share and $0.07/share respectively (June 30, 2014: $0.03/share and $0.05/share respectively).  The net loss for the six months ended June 30, 2015 increased compared to the prior period primarily as a result of a foreign exchange loss of $938,029 (June 30, 2014: $213,604 gain) which resulted from holding Canadian dollar (“C$”) net monetary assets while the US$ strengthened against the C$ (from December 31, 2014 to June 30, 2015, the US$/C$ exchange rate changed from 0.8620 to 0.8006).  A portion of the Company’s cash is used to fund Canadian dollar expenditures and is held in C$ (US$ equivalent of $7,750,411 as at June 30, 2015), and the Company’s interest in the Salamandra earn-in option is also denominated in C$ (US$ equivalent of $3,864,252 as at June 30, 2015.  These C$ assets are exposed to exchange risk relative to the US$, and result in an unrealized gain or loss as the exchange rate fluctuates.

Project Updates

Minera Juanicipio’s development work is currently focused on continued ramp advancement and associated underground mining infrastructure, as well as on some metallurgical and geotechnical studies. To date, the entry portal, surface explosives magazines, surface offices and associated infrastructure have been completed, and the ramp decline is currently advancing exclusively with drilling and blasting.  The decline development has now reached consistently better rock quality.  As a result, the ramp development has seen a sustained improvement in the advance rate, which is now approximating the levels envisioned in the 2012 AMC Mining Consultants (“AMC”) PEA (115 metres per month).  In addition to the ramp advance, two ventilation raises have been bored and brought into service, the mechanical shop and multi-use buildings have been completed, electrical lines and substations have been installed and road-widening is substantially complete, with culverts in all major drainages.

Exploration results from drilling at Juanicipio during the six months ended June 30, 2015 were reported on April 23, 2015.  Four new exploration holes were targeted approximately 100 metres below the deepest drilling to date on the property.  The four holes were drilled on 150 metre centres over a strike length of approximately 500 metres below a projected overlap zone between the East and West Valdecañas Veins.  Results from this drilling program include the three widest and deepest intercepts ever achieved at Juanicipio.  This new zone appears to be the extension of the southwest dipping Valdecañas Veins and it remains open to depth along the entire strike length within the Joint Venture boundary.  After reviewing the assay results of these four new deep exploration holes at a Minera Juanicipio Technical Committee meeting, both Fresnillo plc and MAG jointly agreed to an additional 10,000 metre 2015 drill program to further delineate the new deep zone extension.  In addition, in anticipation of the possible expansion of the Juanicipio resource at depth, the Joint Venture partners have agreed to re-engage AMC to consider the shaft versus ramp economics of accessing a potential new deep zone.

No active exploration is currently being undertaken on the Company’s Cinco de Mayo property, as efforts to negotiate a renewed surface access agreement with the local Ejido continue.  Although the Company believes that negotiations will be successful, the overall timeline to a resolution is not determinable at this time.

At Salamandra, Phase 3 drilling commenced subsequent to the quarter end on July 10, 2015 and is currently in progress.  Once completed, the Company will have fulfilled the exploration commitments required under the Company’s 55% earn in option.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (MAG: TSX, MVG: NYSE MKT) is focused on advancing and exploring district scale high-grade silver projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are developing the underground decline towards the high grade Valdecañas and Juanicipio silver vein discoveries in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, MAG is conducting ongoing exploration at the Juanicipio project, and the Salamandra property earn-in, while concurrently negotiating surface access to our 100% owned Cinco de Mayo property in Chihuahua State.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Email:	www.magsilver.com info@magsilver.com	Phone: Toll-Free:	604-630-1399 866-630-1399

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html